UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

MakeMusic, Inc.
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

56086P202
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ARIZONA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON ANDREW C. STEPHENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON JANE KIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to shares of the Common Stock, $.01 par value per share (the “Shares”), of MakeMusic, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“LEAP”), LaunchEquity Partners, LLC, an Arizona limited liability company (“LEP”), Andrew C. Stephens and Jane Kim.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

LEP is the manager of LEAP.  Each of Andrew C. Stephens and Jane Kim is a managing member of LEP.

(b)           The principal business address of each of the Reporting Persons is 4230 N. Oakland Avenue #317, Shorewood, Wisconsin 53211-2042.

(c)           The principal business of LEAP is investing in securities.  The principal business of LEP is serving as the manager of LEAP.  The principal occupation of Andrew C. Stephens is serving as a Managing Director of Artisan Partners, L.P., an investment management firm.  Jane Kim is a private investor.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Andrew C. Stephens and Jane Kim is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the Shares, and warrants that were exercised for Shares, that were acquired directly by LEAP, or acquired by affiliates of LEAP and subsequently transferred to LEAP, is approximately $5,893,772.  Such securities were acquired with the working capital of LEAP and its affiliates.

CUSIP NO. 56086P202

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 2, 2010, LEAP and LEP (collectively, “LaunchEquity”) entered into an agreement with the Issuer (the “Agreement”) with respect to LaunchEquity’s representation on the Board of Directors (the “Board”) of the Issuer.  Under the terms of the Agreement, the Issuer agreed to increase the size of the Board to nine (9) members and to appoint Andrew C. Stephens and Trevor D’Souza to fill the resulting vacancies on the Board, with terms expiring at the 2010 Annual Meeting of Shareholders of the Issuer (the “2010 Annual Meeting”) or at such time as their successors shall have been duly elected and qualified.  The Issuer agreed, subject to its existing policies and the Board’s fiduciary duties, to nominate and publicly recommend and solicit proxies for the election of Jeff A. Koch, Andrew C. Stephens and Trevor D’Souza (each a “LaunchEquity Nominee” and, collectively with any successor designees, the “LaunchEquity Nominees”) at the 2010 Annual Meeting.

The Agreement provides that if at any time prior to the 2011 Annual Meeting of Shareholders of the Issuer (the “2011 Annual Meeting”) any LaunchEquity Nominee ceases for any reason to serve as a director of the Issuer, LaunchEquity shall be entitled to designate a replacement for such LaunchEquity Nominee, who is reasonably deemed qualified by the Board and its Governance Committee.  Additionally, for so long as LaunchEquity continues to beneficially own more than 20% of the outstanding Shares, LaunchEquity shall be entitled to proportionate representation, through the LaunchEquity Nominees, on all standing and special committees of the Board, except where such representation would violate applicable director independence or other rules or regulations of the Securities and Exchange Commission or Nasdaq Stock Market.

The Issuer agreed that until immediately prior to the 2011 Annual Meeting, it shall not (i) increase the size of the Board to more than nine (9) directors, (ii) call any special meetings of shareholders for the purpose of removing any LaunchEquity Nominees or taking any action which would have the effect of disqualifying or curtailing the term of any LaunchEquity Nominees, or (iii) recommend in favor of or implement any proposal, consent or any other action seeking the removal of any LaunchEquity Nominees then serving as director or which would have the effect of disqualifying or curtailing the term of any LaunchEquity Nominees.

The Agreement also provides that until immediately after the 2011 Annual Meeting, LaunchEquity may not, and shall cause the LaunchEquity Nominees not to, call any special meetings of shareholders of the Issuer for the purpose of removing any incumbent member of the Board or take any action which would have the effect of disqualifying or curtailing the term of any incumbent member of the Board.  Until immediately prior to the 2011 Annual Meeting, neither LaunchEquity, the LaunchEquity Nominees, nor any of their affiliates or associates (collectively, the “Interested Parties”), may, directly or indirectly, (i) nominate a competing slate of directors at any meeting of the shareholders of the Issuer, (ii) solicit votes of the shareholders of the Issuer in opposition to the slate of directors nominated by the Issuer or any other item of business recommended by the Board to be voted on at any meeting of the shareholders of the Issuer or (iii) engage, or participate in any way, in any transaction regarding control of the Issuer that has not been approved by the Board.  Notwithstanding the foregoing, the Interested Parties shall be permitted to nominate a competing slate of directors at the 2011 Annual Meeting and solicit votes of the shareholders of the Issuer in opposition to the slate of directors nominated by the Issuer or any other item of business recommended by the Board to be voted on at the 2011 Annual Meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 56086P202

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 4,722,055 Shares outstanding, which is the total number of Shares outstanding as of October 28, 2009 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

As of the close of business on March 3, 2010, LEAP owned directly 1,362,829 Shares, constituting approximately 28.9% of the Shares outstanding.  By virtue of their relationships with LEAP discussed in further detail in Item 2, each of LEP, Andrew C. Stephens and Jane Kim may be deemed to beneficially own the Shares owned directly by LEAP.

(b)           Andrew C. Stephens and Jane Kim have shared voting and dispositive power with respect to the Shares owned directly by LEAP.

(c)           Not applicable.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares,

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

As discussed in further detail in Item 4 above, on March 2, 2010, LaunchEquity and the Issuer entered into the Agreement defined and described in Item 4 above and attached as exhibit 99.1 hereto and incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 56086P202

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated as of March 2, 2010, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.

99.2
Joint Filing Agreement, dated as of March 3, 2010, by and among LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LaunchEquity Partners, LLC, Andrew C. Stephens and Jane Kim.

CUSIP NO. 56086P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2010	LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS

	By:	LaunchEquity Partners, LLC Manager

	By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

LAUNCHEQUITY PARTNERS, LLC

By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

/s/ Andrew C. Stephens
ANDREW C. STEPHENS

/s/ Jane Kim
JANE KIM